[TURKCELL LOGO]


12.10.2004


In our results announcement for the second quarter and half-year ended June 30, 2004, which was dated September 6, 2004, we inadvertently included the incorrect figure for the churn rate for the half-year ended June 30, 2004 due to a typographical error. The actual churn rate for the half-year ended June 30, 2004 was 5.5%, rather than 4.9% as stated in the results announcement.



                                      TURKCELL ILETISIM HIZMETLERI A.S.





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